                                                                       Exhibit 5

December 14, 2000


Mr. Charles E. Corpening
Vice President
Citicorp Venture Capital, Ltd.
399 Park Avenue, 14/th/ Floor/Zone 4
New York, NY   10043


Re:  Merger Credit Facilities


Dear Charles:

It is our understanding that Citicorp Venture Capital, through an affiliate entity Chase Acquisition Corporation, (both collectively referred to herein as Citicorp Venture Capital), proposes to purchase all the capital stock of Chase Industries, Inc. ("Chase" or the "Company") not presently beneficially owned by Citicorp Venture Capital via a tender offer at an aggregate purchase price of $27,000,000 and a subsequent merger of Chase with Chase Acquisition or a subsidiary thereof ("New Chase"). In order to refinance the Tender Credit Facility (the "Tender Facility") described in the commitment letter dated this date and issued to you in connection with the Tender Offer (as defined in the Summary), to refinance certain existing indebtedness of Chase, to finance the continuing operations of New Chase (as defined in Summary) (including but not limited to certain capital expenditures made pursuant to the Company's Project 400 initiative) and to provide financing until the liquidation of Chase's Leavitt Tube Company, Inc. ("Leavitt") subsidiary (the "Leavitt Divestiture"), New Chase will require up to $120 million in post-Merger credit facilities (the "Financing").

We are pleased to inform you that PNC Bank, National Association ("PNC Bank" or "Bank") commits to underwrite the entire amount of the Financing described in the attached Summary of Terms and Conditions (the "Summary"), subject to the terms and conditions referred to in this letter and the Summary. The Summary includes a description of the principal terms of the proposed credit facilities connected with the Financing, and is intended as a framework for the documentation and as a basis for further discussion of the Financing's terms, as appropriate. The Financing will be documented in a definitive credit agreement (the "Credit Agreement") and other agreements, instruments, certificates, and documents called for by the Credit Agreement or which the Bank may otherwise require (collectively, the "Credit Documents"), to be delivered at the closing of the Financing (the "Closing"). The terms of the Credit Documents shall prevail over the terms of this letter.

PNC Bank's obligations are conditioned on the execution and delivery of the Credit Documents to the Bank in form and content satisfactory to the Bank. Because not all of the terms can be set forth in the Summary, a failure by the Bank or New Chase to agree on the definitive terms of the Credit Documents will not constitute a breach of this commitment. This letter is also subject to acceptance by Citicorp Venture Capital as provided below and the statutory and other requirements under which the Bank is governed.

In addition to the terms and conditions set forth in the Summary, PNC Bank's commitment to provide the proposed Financing is further subject to: (i) there being no material adverse change in the financial condition, business, operations, properties, or prospects of the Company from the information provided to the Bank in its due diligence process; (ii) the Company's leverage (debt/EBITDA) not exceeding 2.75x at closing of the Merger and (iii) funding under the Financing not to exceed $100,000,000 at closing of the Merger.

This letter is issued in reliance on the information provided to the Bank by Citicorp Venture Capital in connection with the Citicorp Venture Capital's request for the Financing and the information in any supporting document and material. PNC Bank may terminate this commitment if there is any material misrepresentation or material inaccuracy in the information or any failure to include material information with the request.

This commitment letter may not be assigned by Citicorp Venture Capital other than by Citicorp Venture Capital, Ltd. to any wholly owned subsidiary of Citigroup, Inc. and no rights of Citicorp Venture Capital hereunder may be transferred without the prior written consent of PNC Bank. Prior to or after execution of definitive documentation for the Financing, the Bank reserves the right and may elect to (a) syndicate all or a portion of its rights and obligations hereunder so that the assignee may become a party to the Credit Agreement and (b) arrange for the sale of participation interests in its commitment hereunder and/or loans made by it as contemplated hereby. In the event of any assignment referred to in (a) above, the assignor shall be released of all obligations assumed by the assignee.

PNC Capital Markets will manage all aspects of the syndication, including the selection of lenders, the determination of when PNC Capital Markets will approach potential lenders, titles for the lenders and the final allocations of the commitments among the lenders, the selection, title and allocations of such lenders to be subject to prior consultation with Citicorp Venture Capital.

PNC Bank and any assignees or participants will in no event be responsible or liable for any consequential damages that may be incurred or alleged by any person as a result of this commitment. No modification or waiver of any of the terms and conditions of this commitment will be valid and binding unless agreed to in writing by PNC Bank. When accepted, this letter constitutes the entire agreement between PNC Bank and Citicorp Venture Capital concerning the Financing and replaces all prior understandings, statements and negotiations.

PNC Bank's commitment hereunder will expire on December 27, 2000, unless on or before that date Citicorp Venture Capital signs and returns the enclosed copy of this letter. Once accepted, PNC Bank's commitment under this letter will expire on the earlier of (i) six months from the initial funding of the Tender Facility if the Financing has not closed on or before that date, or (ii) the date on which the commitment letter provided by PNC Bank in connection with the Tender Facility shall expire or otherwise terminate (if such commitment letter shall expire or otherwise terminate prior to funding of such Tender Facility). Both of these expiration dates may only be extended in writing by PNC Bank.

The remainder of this letter sets forth our mutual understanding as to the services to be performed by PNC Capital Markets in syndicating the Financing, the obligations of Citicorp Venture Capital and New Chase, compensation to PNC Bank and PNC Capital Markets as well as the general terms and conditions of PNC Capital Markets' engagement (the "Engagement").

1.   Services to be Performed by PNC Capital Markets:

     a. PNC Capital Markets will assist Citicorp Venture Capital in finalizing the terms and conditions of the Financing based upon information supplied by, among others, Citicorp Venture Capital, consultants, appraisers and prospective lenders. Proposed terms and conditions of the Financing as of the date hereof are summarized in the Summary.

     b. After Citicorp Venture Capital executes this letter and following completion of the Tender Offer, PNC Capital Markets will prepare and distribute a Confidential Information Memorandum (the "Memorandum") for the purpose of approaching lenders to provide a portion of the Financing. PNC Capital Markets will not distribute the Memorandum to any party without the consent of Citicorp Venture Capital, which consent shall not be unreasonably withheld.

     c. PNC Capital Markets shall introduce other interested lenders to Citicorp Venture Capital and assist Citicorp Venture Capital with any and all negotiations with such interested lenders concerning the Financing. Citicorp Venture Capital hereby consents to the transfer of information regarding the Company and its subsidiaries between PNC Capital Markets, PNC Bank and their affiliates and other prospective lenders.

2.   Obligations of Citicorp Venture Capital:

     a. Citicorp Venture Capital agrees to provide PNC Capital Markets and its legal counsel and consultants with such information and access to the officers, directors, employees, accountants and legal counsel of the Company as may reasonably be requested by it for the purpose of preparing the Memorandum together with any supplemental information which the lenders may require. The information may include, but may not be limited to, general industry information, information about the Company and financial projections over the term of the Financing.

     b. Citicorp Venture Capital agrees that prior to delivery of the Memorandum to any other lender, a senior officer of New Chase will review the Memorandum and will provide a letter stating that to the best of his or her knowledge, the Memorandum is complete and correct in all material respects and does not contain any untrue statements of a material fact, or omit to state any matter necessary to make the Memorandum not materially misleading.

     c. Until the Closing, Citicorp Venture Capital agrees that neither the Company, New Chase nor any of their subsidiaries shall enter into any other credit facilities or issue any debt, whether syndicated or publicly or privately placed, if such facility or issue might, in PNC Capital Markets' opinion, have a detrimental effect on the successful completion of the transaction described herein, and will advise PNC Capital Markets immediately if any issue or facility is contemplated.

     d. Citicorp Venture Capital agrees to assist PNC Capital Markets actively in achieving a timely syndication that is reasonably satisfactory to PNC Capital Markets, such assistance to include, among other things, direct contact during the syndication between the senior officers, representatives and advisors of Citicorp Venture Capital and New Chase, on the one hand, and prospective lenders, on the other hand, at such times and places as PNC Capital Markets may reasonably request.

3.   Expenses and Compensation:

     a. PNC Bank and PNC Capital Markets shall be reimbursed from time to time by Citicorp Venture Capital and New Chase upon request for all reasonable out-of-pocket expenses which they may incur while performing services hereunder, including in connection with the negotiation, preparation, due diligence, execution and delivery of this letter, the Credit Documents and other documentation and any assignment or participation of PNC Bank's interests herein. These include, without limitation, reasonable fees and expenses of legal counsel, appraisers, consultants and syndication expenses. Such reimbursement shall not be contingent upon the Closing or execution of the Credit Documents.

     b. Citicorp Venture Capital agrees to pay or cause New Chase to pay to lenders, including PNC Bank, the fees set forth in the Summary and to PNC Bank and PNC Capital Markets the fees set forth in the Merger Fee Letter of even date herewith.

4.   General:

     a. PNC Bank, PNC Capital Markets and Citicorp Venture Capital each confirms that it has the requisite power and authority to enter into this letter and to perform its undertakings hereunder and that any action taken by it in connection with the Financing will be taken in compliance with applicable federal, state and foreign securities laws as such laws apply to it or its action.

     b. PNC Capital Markets will use reasonable efforts to provide the advice, assistance and services described above. PNC Capital Markets does not, however, warrant, represent, promise, guarantee or otherwise provide assurances that the Financing will be closed.

     c. By executing this letter, Citicorp Venture Capital agrees to indemnify and hold harmless PNC Bank, PNC Capital Markets or any affiliate thereof and any assignees or participants of PNC Bank and their respective officers, directors, employees, affiliates and agents from and against any and all losses, claims, damages, liabilities, costs and expenses (including without limitation reasonable fees and expenses of counsel) which may be incurred by any of them in connection with any investigation, litigation or other proceeding arising in connection with the Engagement or the Financing, other than for their own gross negligence or willful misconduct. Citicorp Venture Capital obligations hereunder shall be in addition to any other liability it may otherwise have, provided that Citicorp Venture Capital, Ltd's obligations hereunder will terminate upon the closing of the Financing and thereafter the obligations hereunder shall be solely those of Chase Acquisition Corporation.

     d. PNC Capital Markets' services hereunder may be terminated by PNC Capital Markets or Citicorp Venture Capital upon thirty business days' written notice to the other party, without liability or continuing obligations to the other party except as provided below. Notwithstanding any termination of such services or this letter, PNC Capital Markets and PNC Bank shall be entitled to the expenses and fees described in paragraphs 3(a) above, the Retainer Fee described in the Tender Fee Facility and Citicorp venture capital's indemnification obligation under paragraph 4(c) hereof will continue. In the event PNC Capital Markets' services are terminated, the provisions herein relating to PNC Bank and its commitment provided hereunder shall remain in effect.

     e. Upon closing, PNC Capital Markets shall be entitled to place a "tombstone" advertisement in various publications subject to Citicorp Venture Capital's approval of the contents of such advertisement, which approval shall not be unreasonably withheld or delayed.

The terms contained in this letter and the Summary are confidential and, except for disclosure to Citicorp Venture Capital, the Company's board of directors, or their officers and employees, professional advisors retained by the Company or Citicorp Venture Capital in connection with this transaction, or as may be required by law (including such disclosure as may be required in connection with the Tender Offer), may not be disclosed in whole or in part to any other person or entity without our prior written consent. This letter is solely for the benefit of Citicorp Venture Capital and no other person or entity shall obtain any rights hereunder or be entitled to rely or claim reliance upon the terms and conditions hereof.

This letter shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

If the foregoing accurately sets forth your understanding, please indicate your acceptance hereof by signing the enclosed copy of this letter and returning it to us by the date referenced above. We are pleased to have this opportunity and look forward to working with you.

Sincerely,


PNC Bank, National Association

/s/ David B. Gookin

Managing Director

PNC Capital Markets, Inc.

/s/ Peter M. Hilton

Managing Director

Agreed to and accepted:

Citicorp Venture Capital, Ltd


By: /s/ Charles E. Corpening
    --------------------------------
        Vice President
    --------------------------------
Date: December 27, 2000
      ------------------------------

Chase Acquisition Corporation

By: /s/ Charles E. Corpening
    --------------------------------
        Vice President
    --------------------------------

Date: December 27, 2000
      ------------------------------

                     $120,000,000 MERGER CREDIT FACILITIES

                        Summary of Terms and Conditions

                               December 14, 2000

Citicorp Venture Capital, through an affiliate entity (Chase Acquisition Corporation), proposes to purchase all the capital stock (the "shares") of Chase Industries, Inc. ("Chase" or the "Company") not presently beneficially owned by Citicorp Venture Capital via a tender offer (the "Tender Offer") at an aggregate purchase price of $27,000,000 and a subsequent merger (the "Merger") of Chase with Chase Acquisition or a subsidiary thereof. "Merger Date" shall mean the date on which the merger is effective. In order to refinance the Tender Facility of Chase Acquisition described below, to refinance certain existing indebtedness of Chase, to finance the continuing operations of New Chase (as defined below) (including but not limited to certain capital expenditures made pursuant to the Company's Project 400 initiative) and to provide financing until the liquidation of Chase's Leavitt Tube Company, Inc. ("Leavitt") subsidiary (the "Leavitt Divestiture"), New Chase will require up to $120 million in post-Merger credit facilities (the "Merger Credit Facilities"). Set forth below is the summary of terms and conditions for the Merger Credit Facilities:

  I.   Parties
       -------

       Lead Arranger and
       Book Runner                  PNC Capital Markets, Inc. (in such capacity,
                                    the "Arranger").

       Agent                        PNC Bank, National Association ("PNC" or the
                                    "Agent").

       Banks The Agent and lending institutions acceptable to Chase Acquisition Corporation and the Agent providing a portion of the Merger Credit Facilities described herein (the "Banks").

II.  Merger Credit Facilities      Up to $120,000,000 in aggregate senior
     ------------------------
                                   secured credit facilities, comprised of two
                                   Revolving Credit Facilities (the
                                   "Revolvers"), a Term Loan A, a Term Loan B and an Equipment Line (the "Equipment Line").
                                   Any loans hereunder shall be referred to as "Merger Loans".

     Borrower Chase Industries, Inc. ("Chase"), as the surviving corporation (as such, "New Chase") of the Merger with Chase Acquisition Corporation pursuant to a plan of merger among Chase Acquisition Corporation and Chase dated [TBD]. Chase Acquisition is, and, upon consummation of the Merger, New Chase will be, an affiliate of Citicorp Venture Capital.

     Use of Proceeds               The proceeds of the Merger Credit Facilities
                                   will be used (i) to refinance the borrowings of Chase Acquisition Corporation under the Tender Facility, (ii) to finance the payment of the consideration payable in the Merger to holders of Chase capital stock (other than Chase Acquisition Corporation), (iii) to refinance existing Chase indebtedness, (iv) the payment of the fees and expenses of the Merger and the Tender Offer, and (v) in the case of the Revolvers, working capital and general corporate purposes.

     Guarantee                     The Merger Credit Facilities (and any
                                   interest rate protection agreement entered into with any Bank) will be unconditionally guaranteed by each existing and subsequently acquired or organized domestic subsidiary.

     Collateral                    The Merger Credit Facilities (as well as
                                   required interest rate protection agreements with the Banks) shall be secured by a first priority perfected lien on substantially all of the tangible and intangible assets of New
                                   Chase and its direct and indirect domestic subsidiaries including, without limitation, intellectual property and real property
                                   (other than foreign subsidiaries) as well as all the capital stock of New Chase and its direct and indirect subsidiaries' capital stock (provided that only 65% of the stock of any first tier foreign subsidiary will be pledged).

     A.  Chase Revolving Credit Facility

     Amount A revolving credit facility in the aggregate amount of up to $20,000,000. Any loans hereunder shall be referred to as "Chase Revolving Credit Loans."

     Letters of Credit             A sublimit of $TBD of the Chase Revolver
                                   shall be available for the issuance of
                                   letters of credit (the "Letters of Credit") by PNC Bank (the "Issuing Bank"). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Maturity Date (defined below), provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

                                   Drawings under any Letter of Credit shall be reimbursed by New Chase (whether with its own funds or with the proceeds of the Chase Revolver) on the same business day. To the extent that New Chase does not so reimburse the Issuing Bank, the Banks under the Chase Revolver shall be irrevocably and unconditionally obligated to reimburse the Issuing Bank on a pro rata basis.

     Maturity                      Five years from the Merger Date.

     Availability; Repayment       Borrowings under the Chase Revolver shall be
                                   limited to the sum of [85%] of Eligible
                                   Accounts Receivable and [60%] of Eligible
                                   Inventory. The

                                   Chase Revolver will advance against Chase
                                   Eligible Accounts Receivable and Eligible
                                   Inventory. The sizing and advance rates for the Chase Revolver will be determined by an asset-based field examination to be completed by examiners selected by the Agent. Outstandings under the Chase Revolver at the Merger Date shall not exceed [$TBD].

     B.  Leavitt Reducing Revolving Credit Facility

     Amount: Two-year Leavitt Revolver in an aggregate amount of up to $25,000,000.

     Maturity:                     Two years from the Merger Date with stepdowns
                                   to be determined.

     Availability                  Borrowings under the Leavitt Revolver shall
                                   be limited to the sum of [85%] of Leavitt
                                   Eligible Accounts Receivable and [60%] of
                                   Leavitt Eligible Inventory. The sizing and advance rates of the Leavitt Revolver shall be determined by an asset-based field examination to be completed by examiners selected by the Agent.

     C.  Term Loan A

     Type and Amount               Five-year Term Loan A ("Term Loan A") in the
                                   aggregate amount of up to $50,000,000
                                   available in a single draw on the Merger
                                   Date. The Term Loan A shall be repayable in quarterly amounts as a percentage of the total Term Loan A as follows:

                                                   Percent       Percent
                                                   Payable       Payable
                                                   Quarterly     Annually
                                                   ---------     --------
                                    Year 1         2.50%         10.00%
                                    Year 2         4.00%         16.00%
                                    Year 3         6.00%         24.00%
                                    Year 4         6.25%         25.00%
                                    Year 5         6.25%         25.00%


     D.  Term Loan B

     Type and Amount          Seven-year Term Loan ("Term Loan B" and, together
                              with the Term Loan A, the Term Loans) in the aggregate amount of up to $25,000,000 available in a single draw on the Merger Date. The Term Loan B shall be repayable in quarterly amounts as a percentage of the total Term Loan B as follows:

                                              Percent      Percent
                                              Payable      Payable
                                              Quarterly    Annually
                                              ---------    ---------
                              Year 1             .25%       1.00%
                              Year 2             .25%       1.00%
                              Year 3             .25%       1.00%
                              Year 4             .25%       1.00%
                              Year 5             .25%       1.00%
                              Year 6          11.875%      47.50%
                              Year 7          11.875%      47.50%


     Availability             Availability under the Term Loans shall be subject
                              to an advance which is no greater than [65%] of the orderly liquidation value-in place of eligible machinery and equipment and [70%] of the fair market value of real estate (based upon the facilities historical profitability at the time of appraisal).

     E.  Equipment Line

     Amount Up to $10,000,000. Any loans hereunder shall be referred to as "Equipment Line Loans."

     Availability; Repayment  Availability under the Equipment Line is subject to an advance rate which is no greater than 80% of the hard assets associated with the purchase of machinery and equipment purchased after closing. The Equipment Line shall be available in multiple draws from the Merger Date to the first anniversary of the Merger Date. Thereafter, the aggregate amount of the Equipment Line Loans outstanding shall be repayable in quarterly amounts as a percentage of the aggregate Equipment Line Loans as follows:

                                             Percent        Percent
                                             Payable        Payable
                                             Quarterly      Annually
                                             ---------      --------
                              Year 1         0.00%           0.00%
                              Year 2         6.25%          25.00%
                              Year 3         6.25%          25.00%
                              Year 4         6.25%          25.00%
                              Year 5         6.25%          25.00%

     Use of Proceeds          The Equipment Line Loans shall be used to pay
                              invoices for machinery and equipment purchased in connection with the Company's Project 400 initiative.

III. Certain Payment Provisions
     --------------------------

     Interest Rates and
     Letter of Credit Fees         Initial Pricing will be as follows:

                     Facility          LIBOR Option         Base Rate Option
                     --------          -----
                     Revolvers          L + 300bps          BR + 150bps
                     Term Loan A        L + 300bps          BR + 150bps
                     Term Loan B        L + 350bps          BR + 200bps

                     Equipment Line     L + 325bps          BR + 175bps

                              After the six month anniversary of the Merger Date, interest rates shall be based on the ratio of the Company's Consolidated Total Indebtedness to earnings before interest, taxes, depreciation and amortization ("EBITDA"), per a pricing grid to be negotiated. Total Indebtedness is defined as all indebtedness for borrowed money (short and long term), capitalized leases, reimbursement obligations under letters of credit and guarantees.

     Base Rate Option         The Base Rate is the higher of (1) PNC Bank's
                              Prime rate or (2) the Federal Funds rate plus
                              1/2%. Interest on Base Rate borrowings is calculated on an actual/365 or 366 day basis and is payable quarterly.

     LIBOR Option                  Interest on LIBOR borrowings is calculated on
                                   an actual/360 day basis and is payable the earlier of quarterly or on the last day of each interest period. LIBOR advances will be available for periods of one, two, three, six or 12 months (if available). LIBOR pricing will be adjusted for any statutory reserves.

                                   The Borrower may have no more than eight borrowing tranches, including the Base Rate tranche, at any one time.

     Default Rate                  Overdue principal or interest shall bear
                                   interest at 2% over the otherwise applicable rate; overdue commitment fees shall bear interest at 2% over the rate applicable to the Base Rate pricing option.

     Letters of Credit             The Borrower shall pay letter of credit fees
                                   equal to the then applicable spread above
                                   LIBOR on the aggregate face amount of Letters of Credit issued under the Revolver to each Bank quarterly in proportion to such Bank's commitment. In addition, the Borrower shall pay the Issuing Bank, a fee of 25 basis points, payable quarterly, on the aggregate face amount of such Letters of Credit.

     Yield Protection              The Borrower shall pay the Banks such
                                   additional amounts as will compensate the Banks in the event applicable law, or change in law, subjects the Banks to reserve requirements, capital requirements, taxes
                                   (except for taxes on the overall net income of the Banks) or other charges which increase the cost or reduce the yield to the Banks, under customary yield protection provisions.

     Interest Rate Protection      A minimum of 50% of the amount of the Term
                                   Loans shall be hedged on terms satisfactory to the Agent within 90 days of the Closing
                                   Date.

     Commitment Fee                1/2% per annum fee on the unused amount of
                                   the Revolvers and Equipment Line payable to each

                                   Bank quarterly in arrears in proportion to such Bank's commitments.

     Optional Prepayments;
     Voluntary Reductions          Outstandings or commitments under the Merger
                                   Credit Facilities may be prepaid or
                                   terminated, in whole or in part, at the
                                   Borrower's option, subject to reimbursement of any costs associated with prepayments of LIBOR advances or any other provisions contained in the credit agreement. Voluntary reductions of the commitment under the Merger
                                   Credit Facilities will be in minimum amounts of $5,000,000. Optional prepayments of the Term Loans shall be applied ratably to the remaining unpaid scheduled amortization payments thereof.

     Mandatory
     Prepayments                   100% of the Net Cash Proceeds from any equity
                                   and/or debt offerings (whether such equity is sold in a private placement or a public offering) shall be applied to reduce outstandings under the Term Loans.

                                   100% of the Net Cash Proceeds from the sale of assets (excluding permitted exceptions to be determined) and/or proceeds in connection with the sale of any portion of the borrowers' business shall be applied first to reduce outstandings under the Term Loans.

                                   Notwithstanding the above, 100% of the Net
                                   Cash Proceeds from the Leavitt Divesture shall be applied to reduce outstandings under the Leavitt Revolver.

                                   75% of Excess Cash Flow shall be applied to reduce outstandings under the Term Loans. If the ratio of EBITDA to consolidated debt is less than TBD, 50% of Excess Cash Flow shall be so applied. Excess Cash Flow shall be defined as EBITDA less Fixed Charges. Fixed Charges is defined as the sum of interest expense, cash taxes, scheduled principal payments on long term debt, management fees, scheduled payments under capital leases, and capital expenditures not financed under the Equipment Line.

IV.  Representations and Warranties
     ------------------------------
                                    Usual and customary for transactions of this type including those listed below and such additional Representations and Warranties as may be required by the Agent.

                                    1.  Organization and qualification.

                                    2.  Capitalization and ownership.

                                    3.  Subsidiaries.

                                    4.  Power and authorizations.

                                    5.  Validity, binding effect and
                                        enforceability.

                                    6.  No conflict.

                                    7.  Litigation.

                                    8.  Title to properties.

                                    9.  Financial statements; no material
                                        adverse change.

                                    10. Full disclosure.

                                    11. Taxes.

                                    12. Consents and approvals.

                                    13. No event of default, compliance with
                                        instruments.

                                    14. Patents, trademarks, copyrights,
                                        licenses.

                                    15. Insurance.

                                    16. Compliance with laws.

                                    17. Material contracts.

                                    18. Investment companies.

                                    19. Plans and benefit matters.

                                    20. Employment matters.

                                    21. Environmental matters.

                                    22. Security documents.

                                    23. Solvency.

                                    Other customary Representations and
                                    Warranties as appropriate.

V.   Conditions Precedent to Lending
     -------------------------------

     A.  Conditions Precedent to
         Closing and Lending on
         the Merger Credit Facilities

                                    The availability of the Merger Credit
                                    Facilities and the making of Merger Loans on the Merger Date shall be conditioned upon satisfaction, in form and substance satisfactory to the Agent, of the following conditions:

                                    1.   The corporate capital and ownership
                                         structure (including articles of
                                         incorporation and by-laws), equity
                                         holder agreements and management of the
                                         Company and its subsidiaries (after
                                         giving effect to the acquisition),
                                         including without limitation employment
                                         contracts, and equity ownership
                                         interests, shall be satisfactory to the
                                         Agent.

                                    2.   The Merger shall have been, or shall be
                                         concurrently, consummated pursuant to
                                         the Merger Agreement, all required
                                         stockholder approvals to effect the
                                         Merger shall have been obtained and no
                                         material provision of the Merger
                                         Agreement shall have been amended,
                                        supplemented or otherwise waived without the prior written consent of the Agent.

                                    3.  The Tender Offer shall have been
                                        consummated; all conditions to drawing
                                        by Chase Acquisition Corporation under
                                        the Tender Facility shall have been
                                        satisfied and there shall be no event of default under the Tender facility.

                                    4.  The documents filed publicly by Chase
                                        Acquisition Corporation and Chase after
                                        the closing of the Tender Facility in
                                        connection with the Tender Offer and the Merger shall have been furnished to the Agent.

                                    5.  Receipt of the Banks of any and all
                                        legal opinions, in a manner satisfactory to the Agent.

                                    6. All necessary or required government and third party approvals in connection with the Merger and the financing contemplated hereby shall have been obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose adverse conditions on the Tender Offer, the Merger or the financing thereof. There shall be in effect no injunction or other prohibition on the Tender Offer, the Merger or the financing contemplated hereby, and no litigation or proceeding pending or threatened which seeks to enjoin the Tender Offer, the Merger or other transaction contemplated hereby or which could reasonably be expected to have a material adverse affect on the Company and its subsidiaries as a whole.

                                    7.  No default or event of default shall
                                        have occurred and be continuing under
                                        any capital stock or debt, Chase
                                        Acquisition Corporation or Chase or its
                                        subsidiaries (either before or after
                                        giving effect to the Tender Offer and
                                        Merger, except for debt which is
                                        repayable as a result of
                                        the Merger and will be repaid by loans
                                        incurred under the Merger Credit
                                        Facilities), or would result from the
                                        transactions contemplated hereby.

                                    8.  The Agent shall be satisfied with
                                        certain legal matters, including but not limited to the status of the litigation by and between the Company and BP America.

                                    9.  The Agent shall have received closing
                                        certificates, certified resolutions,
                                        incumbency certificates and corporate
                                        documents for each Loan Party.

                                    10. Execution and delivery of all definitive
                                        financing documents with respect to the
                                        Merger Credit Facilities (the "Credit
                                        Documentation") and all action taken so
                                        that the Agent has a perfected first
                                        priority on the Collateral as
                                        contemplated under the heading
                                        "Collateral" above.

                                    11. Since December 31, 1999, there shall
                                        have been no material adverse change in
                                        the business, assets, financial
                                        condition, operations or prospects of
                                        Chase and its subsidiaries taken as a
                                        whole and there shall have been no
                                        material adverse change in the capital
                                        markets since December 14, 2000.

                                    12. The Agent shall have received evidence
                                        of required insurance.

                                    13. Payment of all fees and expenses subject
                                        to reimbursement. The Agent shall have
                                        received evidence that the fees and
                                        expenses to be incurred will not exceed
                                        TBD.

                                    14. The Agent shall have received a
                                        satisfactory consolidated pro forma
                                        balance sheet of the Company after
                                        giving effect to the Merger.

                                    15. The Agent and Banks shall have received
                                        a seven-year pro forma consolidated
                                        balance
                                        sheet, consolidated statements of
                                        income, retained earnings and cash flow
                                        with assumptions used in preparing the
                                        statements for the Company satisfactory
                                        to the Agent.

                                    16. The Agent and Banks shall have received
                                        the results of a recent lien search in
                                        each relevant jurisdiction with respect
                                        to the Company, and such search shall
                                        reveal no liens on any of their assets,
                                        except for liens permitted by the Credit
                                        Documentation or liens to be discharged
                                        on or prior to the closing of the Merger
                                        Credit Facilities pursuant to
                                        documentation satisfactory to the Agent.

                                    17. The Agent and Banks shall have received
                                        a satisfactory solvency certificate from the chief financial officer of the Company that shall document the solvency of the Company and its subsidiaries after giving effect to the Tender Offer and the other transactions contemplated hereby.

                                    18. EBITDA shall be at least $32,000,000
                                        (excluding Leavitt Tube Company) for the most recent twelve month period prior to closing of the Merger Credit Facilities.

                                    19. PNC shall be provided the option to
                                        purchase at closing of the Merger Credit
                                        Facilities equity securities of not more than $1,000,000 on the same terms and conditions as provided to Citicorp Venture Capital.

                                    20. Completion of PNC's due diligence
                                        including review of any and all
                                        contingent liabilities including but not limited to legacy liabilities related to the liquidation plan for certain subsidiary operations and any liabilities that may arise or have arisen regarding asbestos.

                                    21. Satisfactory review of fixed asset and
                                        real estate appraisals

                                    Other Conditions Precedent to Lending as appropriate. Assuming the Agent is satisfied with Conditions Precedent numbers 8 and 20 listed above prior to signing the Tender Facility documentation, the Agent agrees to remove those conditions at the time of signing the Tender Facility documentation.

     B.  On-Going Conditions Precedent

                                    1.  The continued accuracy of all
                                        Representations and Warranties in the
                                        Credit Documentation (including, without limitation, the material adverse change and material litigation representations).

                                    2.  There being no Default or Event of
                                        Default in existence at the time of, or
                                        after giving effect to the making of
                                        such extension of credit or issuance of
                                        letter of credit.

VI.  Covenants and Events of Default
     -------------------------------

     A.  Affirmative Covenants

                                    1.  Provide within 30 days of each month
                                        end, a Certificate of Compliance from
                                        the Chief Executive Officer, President
                                        or Chief Financial Officer of the
                                        Company.

                                    2. Provide within 45 days after each of the first three fiscal quarter ends, consolidated balance sheets, consolidated statements of operations and cash flows together with a Certificate of Compliance from the Chief Executive Officer, President or Chief Financial Officer of the Company. Results shall include written commentary on the Company's performance relative to plan and prior year's results.

                                   3. Provide within 90 days after each fiscal year-end, consolidated balance sheets and consolidated statements of operations, stockholders' equity and cash flows together with (i) a report of an independent certified public accountant satisfactory to the Agent
                                        (ii) any management letters of such
                                        accountants addressed to the Company and
                                        (iii) a Certificate of Compliance from
                                        the Chief Executive Officer, President
                                        or Chief Financial Officer of the
                                        Company. Results shall include written
                                        commentary on the Company's performance
                                        relative to plan and prior year's
                                        results.

                                   4.   Provide within 30 days after each month
                                        end, Monthly Borrowing Base
                                        certificates.

                                   5.   Provide budgets and forecasts.

                                   Other Affirmative Covenants as appropriate including, without limitation, continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Banks to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws, and further assurances (including, without limitation, with respect to security interests in after-acquired property).

     B.  Financial Covenants

                                   1.  Consolidated Total Leverage Ratio - As of
                                       ---------------------------------
                                       the end of each fiscal quarter, the
                                       Consolidated Total Leverage Ratio,
                                       defined as Total Indebtedness to
                                       Consolidated EBITDA, for the previous
                                       four quarters shall not exceed TBD to
                                       1.0. Step downs in this ratio to be
                                       determined.

                                   2.  Consolidated Fixed Charge Coverage Ratio-
                                       ----------------------------------------
                                       As of the end of each fiscal quarter, for the previous four quarters, the ratio of Consolidated EBITDA for the immediately preceding four fiscal quarters to Consolidated Fixed Charges shall not be less than TBD to 1.0. Step
                                        ups in this ratio to be determined.

                                        For the purposes of calculating the
                                        Fixed Charge Coverage Ratio, the
                                        definition of Fixed Charges shall not
                                        include capital expenditures financed
                                        via the Equipment Line.

                                    3.  Interest Coverage Ratio - As of the end
                                        -----------------------
                                        of each fiscal quarter, for the previous four quarters, the ratio of EBITDA to interest expense shall not be less than TBD to 1.0. Step ups in this ratio to be determined.

                                    4.  Capital expenditures - Capital
                                        --------------------
                                        expenditures shall not exceed [TBD] on a rolling four quarter basis.

     C.  Negative Covenants

                                    1.  Limitation on Indebtedness other than
                                        (i) in connection with the credit
                                        facilities contemplated herein, and (ii) customary exceptions to be agreed upon.

                                    2.  Limitation on Liens.

                                    3.  Limitation on Guarantee Obligations
                                        other than customary exceptions to be
                                        agreed upon.

                                    4.  Limitation on Fundamental Changes.

                                    5.  The Company shall not convey, sell,
                                        lease, assign, transfer or otherwise
                                        dispose of any of its property, business or assets except in ordinary course of business and certain other exceptions, subject to Mandatory Prepayment provisions.

                                    6.  Limitation on dividends and on the
                                        repurchase of common stock.

                                    7.  Restriction on Investments, Loans and
                                        Advances.

                                    8.  Limitations on future Mergers and
                                        Acquisitions.

                                    9.  Limitation on Transactions with
                                        Affiliates.

                                    10. Limitation on Sales and Leasebacks.

                                    11. Limitation on Changes in Fiscal Year.

                                    12. Limitation on Negative Pledge Clauses

                                    13. Limitation on Lines of Business.

                                    14. Subordination of Management Fees.

                                    Other Negative Covenants as appropriate.

     D.  Events of Default

                                    1.  Payment default.

                                    2.  Breach of Representations or Warranties.

                                    3.  Violation of covenant(s).

                                    4.  Cross default to other debt.

                                    5.  Bankruptcy, insolvency.

                                    6.  Change of control.

                                    Other Events of Default as appropriate.

VII. Certain Other Terms
     -------------------

     A.  Required Banks             For the purpose of making amendments or
                                    waivers to the Merger Credit Facilities, approval by Banks whose commitments under the Merger Credit Facilities aggregate at least a 51% majority will be required.
                                    However, unless agreed to by all Banks, no amendment or waiver shall change the principal amount, reduce the rate of interest or fees, postpone the scheduled payment of any principal, interest or fees, or change the definition of Required Banks.



     B.  Assignments and

         Participations            Assignments will be in minimum amounts of
                                   $1,000,000 and assignees will be subject to the consent of the New Chase and the Agent, such consent not to be unreasonably withheld.
                                   Voting rights to participants will be limited to change in principal amount, reduction of the rate of interest or fees, or postponement of the scheduled payment of any principal, interest or fees. Assignments will be subject to the payment by the assigning Bank of a $3,500 service fee to the Agent.

     C.  Expenses and
         Indemnification           New Chase will pay all reasonable out-of
                                   pocket expenses of the Agent in connection with the preparation of this term sheet and the preparation, execution, delivery, administration and enforcement of the definitive credit agreement and other financing and security documentation contemplated hereby (including the reasonable fees, charges and disbursements of counsel).

     D.  Governing Law             Pennsylvania.

     E.  Agent's Counsel           Buchanan Ingersoll, P.C.